Exhibit 99.1

XORTX THERAPEUTICS INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of XORTX Therapeutics Inc. (the “Company”) held on September 12, 2024 at the offices of the Company (the “Meeting”).

1.	Setting the Number of Directors at Seven

A resolution setting the number of directors of the board to seven was approved. Proxies were received as follows:

For the Motion:	608,344 (68.430%)
Against:	280,652 (31.570%)

2.	Election of Directors

The shareholders voted by way of proxy and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Director	Votes For		Votes Withheld
Allen Davidoff	572,504	79.124%	151,052	20.876%
William Farley	533,046	73.670%	190,510	26.330%
Anthony J. Giovinazzo	487,453	67.369%	236,103	32.631%
Abigail Jenkins	544,124	75.201%	179,432	24.799%
Raymond Pratt	543,446	75.108%	180,110	24.892%
Patrick Treanor	529,118	73.127%	194,438	26.873%
Paul Van Damme	546,083	75.472%	177,473	24.538%

3.	Appointment of Auditors

A resolution appointing Smythe LLP Chartered Professional Accountants, as auditor of the Company until the next annual meeting of shareholders and authorizing the directors of the Company to fix the auditor's remuneration was approved. Proxies were received as follows:

For the Motion:	739,390 (83.171%)
Withheld:	149,606 (16.829%)

4.	Re-Approval of Stock Option Plan

A resolution re-approving and confirming the Company’s stock option plan as described in the management information circular dated August 9, 2024, including that the maximum number of common shares reserved for issuance under the stock option plan at any given time is equal to ten percent (10%) of the issued and outstanding common shares as at the date of grant of an option under the stock option plan, was approved. Proxies were received as follows:

For the Motion:	457,824 (63.274%)
Against:	265,732 (36.726%)

For additional information, please see the Company’s notice of meeting and information circular dated August 9, 2024 filed on SEDAR in connection with the Meeting.

DATED at Calgary, AB, September 13, 2024.

XORTX THERAPEUTICS INC. /s/ Charlotte May
Charlotte May Corporate Secretary